UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34066

PrivateBancorp, Inc.

(Exact name of registrant as specified in its charter)

c/o CIBC Holdco Inc.

120 South LaSalle Street

Chicago, IL 60603

(312) 564-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

7.125% Subordinated Debentures Due 2042

Guarantee with respect to 10.00% Trust Preferred Securities of PrivateBancorp Capital Trust IV

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1

Other securities  covered by this form: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, CIBC Holdco Inc., as successor by merger to PrivateBancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 3, 2017	CIBC Holdco Inc., as successor by merger to PrivateBancorp Inc. (Registrant)

		By:	/s/ Jennifer R. Evans
			Name:	Jennifer R. Evans
			Title:	Executive Vice President, General Counsel and Corporate Secretary